FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     This Report on Form 6-K/A amends the paragraph contained in the Report on Form 6-K, filed on May 11, 2005, to state that attached hereto as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on May 9, 2005 announcing the delivery of the Panamax dry bulk carrier Clio.

Exhibit 1
---------

DIANA SHIPPING INC. TAKES DELIVERY OF PANAMAX NEWBUILDING BULK CARRIER
----------------------------------------------------------------------

Athens, Greece, May 9, 2005 -

Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, announced that it has taken delivery today of its latest newbuilding Panamax bulk carrier, the Clio, at Shanghai, China. The Clio is a Panamax dry bulk carrier of 73,691 dwt. With the delivery of the Clio, Diana Shipping Inc. has increased its fleet to ten vessels (nine Panamax and one Capesize).

Mr. Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc., commented, "The delivery of the Clio will expand our capacity to participate in the long-term growth of the global dry bulk shipping market, and demonstrates our commitment to enhance shareholder value through the prudent expansion of our fleet."

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. completed its initial public offering of common stock on March 23, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Diana Shipping Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Diana Shipping Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Diana Shipping Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.


                                      # # #

Contacts:    Diana Shipping Services S.A.
             Manager for
             Diana Shipping Inc.
             Pendelis 16
             175 64 Palaio Faliro
             Athens, Greece
             Tel:   (30) 210 947-0100
             E-mail: investors@dianashippinginc.com
                     ------------------------------
             Web-site: www.dianashippinginc.com
                       ------------------------
             Mr. Konstantinos Koutsomitopoulos
             Chief Financial Officer
             Diana Shipping Inc.
             Tel:  (30) 210 947-0100
             Mr. Simeon Palios
             Chairman & CEO
             Diana Shipping Inc.
             Tel:  (30) 210 947-0100
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DIANA SHIPPING INC.
                                          (registrant)

Dated: June 7, 2005                           By:   /s/ Anastassis Margaronis
                                                    --------------------------
                                                   Anastassis Margaronis
                                                   President

23159.0002 #577435